Oncolytics Biotech® Presents New Data Demonstrating Durable Clinical Benefit in Relapsed/Refractory Multiple Myeloma Patients at the AACR Annual Meeting

Pelareorep’s immunotherapeutic effects produced progression-free survival of >3 years in a subset of multiple myeloma patients who had failed prior therapy

Results strengthen the clinical dataset demonstrating pelareorep’s ability to remodel the tumor microenvironment

SAN DIEGO, CA and CALGARY, AB, April 8, 2022 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC) today announced the publication of an electronic poster at the American Association for Cancer Research (AACR) Annual Meeting featuring new clinical biomarker data from a completed investigator-sponsored phase 1b trial of pelareorep and the proteasome inhibitor bortezomib in relapsed/refractory multiple myeloma patients.

“The results from this trial provide a powerful example of how pelareorep’s immunologic effects trigger a durable clinical benefit in an extremely challenging patient population,” said Thomas Heineman, M.D., Ph.D., Chief Medical Officer of Oncolytics Biotech Inc. “All patients enrolled into the study had failed prior therapies, yet despite this, treatment with pelareorep-based therapy prevented disease progression for over three years in a subset of the patients. In addition, this study shows that pelareorep’s ability to recruit high concentrations of anti-cancer immune cells into the tumor microenvironment (TME) can yield strong clinical outcomes. This impressive finding has implications for cancers beyond multiple myeloma as it builds on existing data that support pelareorep’s potential to enhance the effectiveness of a wide array of therapies through its ability to stimulate a pro-inflammatory TME.”

Previously reported data highlighted in the poster’s corresponding abstract demonstrated the efficacy of the studied combination and showed a subset of trial participants achieving prolonged progression-free survival (PFS) of greater than three years (link to PR). These data also demonstrate a clinical response correlating with changes in T cell clonality and post-treatment increases in innate and adaptive immune cells within the TME. New biomarker analyses featured in the poster show these anti-cancer immune cells clustering more closely around cancer cells containing pelareorep compared to those that did not. Collectively, these results indicate that the sustained clinical benefits observed were driven by pelareorep’s recruitment of anti-cancer immune cells into the TME.

Dr. Matt Coffey, President and Chief Executive Officer of Oncolytics Biotech Inc., commented, “This trial generated important proof-of-concept data that reaffirm pelareorep’s favorable safety profile, increase our understanding of its mechanism of action, and further support the use of T cell clonality as a biomarker. These important learnings strengthen the systemic effect observed in other datasets supporting each of our clinical programs and can be applied to accelerate their advancement. Moving forward, we plan to use our findings in multiple myeloma to drive conversations with potential partners and collaborators interested in leveraging pelareorep’s immunotherapeutic effects to address unmet needs in this and other indications. Internally, we remain primarily focused on our lead breast cancer program and look forward to its expected randomized phase 2 data readout in the fourth quarter of the year.”

The electronic AACR poster, entitled, Single Cell Analysis Shows That Reovirus Immune Priming Changes the Tumor Immune Micro Environment in Multiple Myeloma, is available to registered attendees of the AACR annual meeting on the meeting website (Abstract #6354). A copy of the poster will also be posted to the Posters & Publications page of Oncolytics' website (LINK) following the conclusion of the meeting.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. This compound induces anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with immune checkpoint inhibitors and may also be synergistic with other approved oncology treatments. Oncolytics is currently conducting and planning clinical trials evaluating pelareorep in combination with checkpoint inhibitors and targeted therapies in solid and hematological malignancies as it advances towards a registration study in metastatic breast cancer. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). Forward-looking statements contained in this press release include statements regarding Oncolytics' belief as to the potential and benefits of pelareorep as a cancer therapeutic; Oncolytics' expectations as to the purpose, design, outcomes and benefits of its current or pending clinical trials involving pelareorep; our plan to use our findings in multiple myeloma to drive conversations with potential partners and collaborators; our primary focus on our lead breast cancer program and our expectations regarding its randomized phase 2 data readout in the fourth quarter of the year; our plans to advance towards a registration study in metastatic breast cancer; and other statements related to anticipated developments in Oncolytics' business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics' actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics' ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption, and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how Oncolytics may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult Oncolytics' quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact Jon Patton Director of IR & Communication +1-858-886-7813 jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com